Constellium Reports First Quarter 2013 Financial Results

Amsterdam, 17 June, 2013 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) today reported the following results for the three months ended March 31, 2013.

First Quarter Highlights:

•	Adjusted EBITDA of €73 million, an increase of €12 million (+20%) compared with the first quarter of 2012

•	Improving product mix, with higher sales to the aerospace and automotive sectors

•	Continuing focus on cost control and productivity improvement

•	Successfully completed €356 million term loan re-financing

•	Cash flow from operating activities, excluding margin calls, improved by 13% compared with the first quarter 2012.

•	IPO successfully completed in May

Constellium reported strong Adjusted EBITDA growth of 20% in the first quarter of 2013 compared with the same period in the prior year, on slightly lower volumes, reflecting improvements in product mix driven in particular by increased sales to aerospace customers. The results for the first quarter 2013 are in line with the ranges indicated in the final prospectus for the company’s recently completed initial public offering.

“We are very pleased with the performance of the company for the quarter ending March 31, 2013, which reflected continued market share gains in our target end markets,” commented Pierre Vareille, Constellium’s Chief Executive Officer. “We believe these financial results, both in terms of profitability and cash flow, highlight the strength of our product offering and the continuing benefits of the productivity and cost saving initiatives that we have undertaken at Constellium.”

“Given this encouraging start to the year, we remain optimistic that 2013 will be another year of improved financial performance for the company,” Vareille added. “The results reflect also the first quarter of our new multi-year contract with Airbus, which, in our view, provides excellent visibility into our aerospace volumes. In addition, the recently announced sale of two extrusion facilities in France demonstrates our continued focus on managing our assets and business mix toward high-end products, and should contribute positively to Adjusted EBITDA and Adjusted EBITDA per metric ton.”

Constellium	Media relations Constellium Corporate
Nicolas Brun	Aina Ramboatiana
Phone: +33 (0)1 73 01 46 13	Phone : +33 (0)1 80 50 53 11
nicolas.brun@constellium.com	aina.ramboatiana@clai2.com
Investor relations Europe	Hill+Knowlton Strategies (Media & Investors)
Richard Ham	David Chambers
Phone: +33 (0)1 73 01 41 05	Phone: +1 (212) 885 0402
investor-relations@constellium.com	david.chambers@hkstrategies.com

	Three months ended March 31
	2013	2012	Variance 2013 vs. 2012
Shipments (kt)*	260	265	- 1.9%
Revenues (€m)	911	935	- 2.6%
Adjusted EBITDA (€m)	73	61	+ 19.7%
Adjusted EBITDA per metric ton (€)	281	230	+ 22.2%

First Quarter 2013 Results

Adjusted EBITDA totaled €73 million for the first quarter of 2013 compared to €61 million for the first quarter of 2012. First quarter results were impacted by the following:

•	Total volumes in the three months ended March 31, 2013 were 2% lower than for the equivalent period in 2012.

•

Revenues of €911 million were approximately 3% lower than in the three months ended March 31, 2012, reflecting lower London Metal Exchange (“LME”) prices during the quarter, which were passed on to customers. Excluding changes in LME prices and currency exchange rates, revenues increased by 2% compared with the first quarter of 2012 with continued revenue growth in the Aerospace and Transportation segment.

•

Adjusted EBITDA of €73 million in the first quarter of 2013 compared very favorably with the €61 million for the three months ended March 31, 2012 due in particular to a stronger performance in the Aerospace and Transportation and Packaging and Automotive Rolled Products segments.

•

Adjusted EBITDA per ton increased by 22% to €281/ton in the three months ended March 31, 2013, from €230/ton in the three months ended March 31, 2012, reflecting a continued shift in product mix toward higher-margin products, and the impact on costs and profitability of the cost reduction, rationalization programs and productivity improvements introduced at the sites.

Net (loss) income for the three months ended March 31, 2013 was a loss of €(2) million compared to a profit of €55 million in the three months ended March 31, 2012. The primary drivers of the change were the following items reflected in the income statement:

•	the accelerated amortization of previously-paid fees and breakage costs relating to the May 2012 term loan, and

•

changes in the fair value of derivatives and remeasurement of foreign currency denominated assets and liabilities which resulted in unrealized losses of €(32) million in the first quarter of 2013 compared to unrealized gains of €41 million in the corresponding period of the prior year.

Excluding these items in 2013 and 2012, net income for the period was €51 million, compared with €14 million for the same period in 2012 on the same basis.

Cash flow from operations was an outflow of €47 million in the three months ended March 31, 2013, an improvement of €7 million compared to Q1 2012, excluding the €16 million impact of margin calls in Q1, 2012. Cash flows are historically negative in the first quarter reflecting the seasonally high working capital (the can industry is typically strongest and the automotive and construction sectors the most active in the Spring and Summer seasons.)

At March 31, 2013, total liquidity was €411 million, comprised of €165 million in cash and cash equivalents €38 million of undrawn credit facilities under the company’s ABL facility and €208 million available under factoring arrangements. As of March 31, 2013 the company had drawn €34 million under the ABL facility.

*	references to ton(s) or “t” are to metric tons

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Results by Segment (see note)

Aerospace and Transportation

	Q1 2013	Q1 2012	Variance 2013 vs 2012
Shipments (kt)	59	58	+1.7%
Revenues (€m)	306	299	+2.3%
Adjusted EBITDA (€m)	34	23	+47.8%
Adjusted EBITDA per ton (€)	573	399	+43.6%

Adjusted EBITDA in the Aerospace and Transportation segment increased by more than 48% compared with the same period last year on relatively flat volumes, reflecting increased volumes sold to aerospace customers and lower costs. This quarter is the first to reflect the revised terms of the new multi-year contract signed with Airbus, which should provide Constellium with continued visibility into aerospace volumes, as well as improved product mix.

Packaging and Automotive Rolled Products

	Q1 2013	Q1 2012	Variance 2013 vs 2012
Shipments (kt)	151	153	-1.3%
Revenues (€m)	390	400	-2.5%
Adjusted EBITDA (€m)	26	18	+44.4%
Adjusted EBITDA per ton (€)	173	118	+46.6%

Adjusted EBITDA in the Packaging and Automotive Rolled Products segment increased by 44% compared with the same period last year, while volumes were nearly flat. This performance reflected a shift in product mix towards automotive and customized solutions, offset by a decrease in rigid packaging, and reductions in fixed production costs, administration costs and R&D expenditure. Lower revenues included the effect of the lower LME in the quarter.

Automotive Structures and Industry

	Q1 2013	Q1 2012	Variance 2013 vs 2012
Shipments (kt)	53	55	-3.6%
Revenues (€m)	233	243	-4.1%
Adjusted EBITDA (€m)	12	14	-14.3%
Adjusted EBITDA per ton (€)	230	263	-12.5%

In the Automotive Structures and Industry segment, strong performance in hard alloys and automotive structures was offset by difficult conditions in the market for soft alloy applications, resulting in volumes and revenue 4% lower than the first quarter of 2012, respectively. Part of the revenue decrease was offset by lower fixed costs and improved productivity.

Note - The difference between certain segment totals and consolidated amounts relates to intersegment and other. Adjusted EBITDA per ton is calculated using unrounded figures.

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Recent Developments

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A Ordinary Shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013. The company has granted the underwriters a 30-day option to purchase up to an additional 3,333,333 shares at the IPO price less underwriting discounts and commissions. The Company conducted the IPO in order to provide liquidity for existing shareholders, to enhance its profile through a public market listing and to raise funds that will increase its financial flexibility. Constellium intends to use the approximate €141 million net proceeds of the IPO for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available from time to time.

On May 21, 2013, in connection with the refinancing of our term loan completed in March 2013, Constellium distributed €147 million to its pre-IPO shareholders pursuant to the terms of preference shares held by them. The preference shares were thereafter repurchased by the company. We do not currently anticipate paying dividends on our ordinary shares.

In March 2013, Constellium received an offer for the purchase of its plants in Ham and Saint-Florentin, France from OpenGate Capital. At March 31, 2013, certain significant terms of this transaction were not finalized and were still under discussion with OpenGate Capital. These terms were finalized, and the sale completed, on May 31, 2013. These two plants, which specialize in the production of soft alloys extrusions mainly for the building and construction market in France are part of the Automotive Structures and Industry segment and together generated revenues of €95 million and contributed a small negative Adjusted EBITDA for fiscal year 2012.

First quarter summary data – unaudited; non IFRS measures

	Q1 2013	Q1 2012	Variance 2013 vs 2012
Shipments (kt)	260	265	-1.9%
Revenue	911	935	-2.6%
Profit from operations	29	88	-67.0%
Depreciation	4	1
Unrealized (losses)/gains on derivatives and FX	32	(41)
Restructuring costs	2	1
Other	—	8

Management Adjusted EBITDA	67	57	+17.5%
Metal lag	2	1
Other	4	3

Adjusted EBITDA	73	61	+19.7%

Note - The difference between certain segment totals and consolidated amounts relates to intersegment and other. Adjusted EBITDA per ton is calculated using unrounded figures.

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Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain non-GAAP financial measures. The non- GAAP financial measures used in this press release are: Management Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA per ton. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.

In considering the financial performance of the business, management and our chief operational decision maker in accordance with IFRS analyze the primary financial performance measure of Management Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Management Adjusted EBITDA is our profit or loss for the period. We believe Management Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Management Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint ventures, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and on foreign exchange differences.

Adjusted EBITDA is an additional performance measure used by management as an important supplemental measure in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established), this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management also believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. We use Adjusted EBITDA in calculating our compliance with the financial covenants under our Term Loan Agreement. Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees payable by the company to an affiliate of Apollo Global Management, LLC, and exceptional employee bonuses in relation to cost saving implementation and targets.

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Management Adjusted EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS. These measures may not be comparable to similarly titled measures of other companies.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this press release.

All forward-looking statements in this press release and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include: (a) our ability to implement our business strategy, including our productivity and cost reduction initiatives; (b) our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions; (c) the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials; (d) the possibility of unplanned business interruptions and equipment failure; e)adverse conditions and disruptions in European economies; (f) the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum; (g) the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts; (h) competition and consolidation in the industries in which we operate; (i) our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls; (j) our ability to manage our labor costs and labor relations and attract and retain qualified employees; (k) the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations; (l) risk associated with our global operations, including natural disasters and currency fluctuations; (m) changes in our effective income tax rate or accounting standards; (n) costs or liabilities associated with environmental, health and safety matters; and (o) the other factors presented under the heading “Risk Factors” in our Form F-1 filed with the U.S. Securities and Exchange Commission.

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We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this press release may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Earnings call

Constellium will be holding a conference call and webcast to present these Q1 2013 results on Monday June 17, 2013 at 11:00 a.m. (Eastern Standard Time).

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminum products and solutions for a broad scope of markets and applications, including aerospace, automotive and packaging. With around 8,900 employees Constellium generated €3.6 billion of revenue in 2012.

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CONSTELLIUM N.V.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2013	Three months ended March 31, 2012 Restated*
Revenue	911	935
Cost of sales	(784)	(814)

Gross profit	127	121

Selling and administrative expenses	(55)	(51)
Research and development expenses	(9)	(8)
Restructuring costs	(2)	(1)
Other (losses) / gains – net	(32)	27

Profit from operations	29	88

Other expenses	—	(1)

Finance income	5	2
Finance costs	(30)	(11)

Finance costs – net	(25)	(9)

Share of loss of joint-ventures	—	—

Profit before income tax	4	78

Income tax expense	(6)	(23)

Net (Loss) / Profit from continuing operations	(2)	55

Discontinued operations
Net loss from discontinued operations	—	—

Net (Loss) / Profit for the period	(2)	55

Net (loss) / Profit attributable to:
Owners of the Company	(3)	55
Non-controlling interests	1	—

Net (Loss) / Profit for the period	(2)	55

*	Comparative financial statements have been restated following the application of IAS 19 revised. As a result of the mandatory application of this new accounting pronouncement, net profit and other comprehensive loss for the quarter ended March 31, 2012 both decreased by €1 million and equity as of December 31, 2012 increased by €10 million.

CONSTELLIUM N.V.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE (LOSS) / INCOME

(UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2013	Three months ended March 31, 2012 Restated*
Net (Loss) / Profit for the period	(2)	55

Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to Profit or Loss:
Remeasurement on post-employment benefit obligations	21	(20)
Deferred tax on remeasurement on post-employment benefit obligations	—	7
Items that may be reclassified subsequently to Profit or Loss:
Currency translation differences	(7)	10

Other Comprehensive Income / (Loss)	14	(3)

Total Comprehensive Income	12	52

Attributable to:
Owners	11	52
Non-controlling interests	1	—

Total Comprehensive Income	12	52

*	Comparative financial statements have been restated following the application of IAS 19 revised

CONSTELIUM N.V.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(in millions of Euros)	At March 31, 2013	At December 31, 2012 Restated*
Assets
Non-current assets
Intangible assets (including goodwill)	11	11
Property, plant and equipment	323	302
Investments in joint ventures	2	2
Deferred income tax assets	216	205
Trade receivables and other	63	64
Other financial assets	6	10

	621	594

Current assets
Inventories	410	385
Trade receivables and other	613	476
Other financial assets	31	34
Cash and cash equivalents	165	142

	1,219	1,037

Total Assets	1,840	1,631

Equity
Share capital	—	—
Share premium account	—	98
Retained deficit and other reserves	(133)	(139)

Equity attributable to owners of the Company	(133)	(41)
Non-controlling interests	5	4

	(128)	(37)

Liabilities
Non-current liabilities
Borrowings	347	140
Trade payables and other	35	26
Deferred income tax liabilities	13	11
Pension and other post-employment benefits obligations	597	611
Other financial liabilities	49	46
Provisions	87	89

	1,128	923

Current liabilities
Borrowings	37	18
Trade payables and other	705	656
Income taxes payable	25	14
Other financial liabilities	45	24
Provisions	28	33

	840	745

Total liabilities	1,968	1,668

Total equity and liabilities	1,840	1,631

*	Comparative financial statements have been restated following the application of IAS 19 revised.

CONSTELLIUM N.V.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(in millions of Euros)	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2013 Restated*	98	(86)	(14)	1	(40)	(41)	4	(37)

Net loss for the period	—	—	—	—	(3)	(3)	1	(2)
Other comprehensive income for the period	—	21	(7)	—	—	14	—	14

Total Comprehensive Income for the period	—	21	(7)	—	(3)	11	1	12

Transactions with the owners
Share premium distribution	(98)	—	—	—	(5)	(103)	—	(103)

As at March 31, 2013	—	(65)	(21)	1	(48)	(133)	5	(128)

(in millions of Euros)	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2012 Restated*	98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period	—	—	—	—	55	55	—	55
Other comprehensive loss for the period	—	(13)	10	—	—	(3)	—	(3)

Total Comprehensive Income for the period	—	(13)	10	—	55	52	—	52

As at March 31, 2012 Restated*	98	(35)	(4)	2	(124)	(63)	2	(61)

(in millions of Euros)	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2012 Restated*	98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period	—	—	—	—	139	139	2	141
Other comprehensive loss for the period	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income for the period	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan	—	—	—	1	—	1	—	1
Other	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012 Restated*	98	(86)	(14)	1	(40)	(41)	4	(37)

*	Comparative financial statements have been restated following the application of IAS 19 revised.

CONSTELLIUM N.V.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2013	Three months ended March 31, 2012 Restated*
Cash flows from / (used in) operating activities
Net profit for the period	(2)	55
Less: Net loss from discontinued operations	—	—
Less: Net profit attributable to non-controlling interests	(1)	—
Net profit / (Loss) for the period from continuing operations before non-controlling interests	(3)	55

Adjustments:
Income tax	6	23
Finance costs – net	25	9
Depreciation and impairment	4	1
Share of loss of joint-ventures	—	—
Restructuring costs and other provisions	(1)	(3)
Defined benefit pension costs	10	19
Unrealized (losses) / gains on derivatives and from remeasurement of monetary assets and liabilities	32	(42)
Changes in working capital:
Inventories	(23)	(40)
Trade receivables and other	(135)	(74)
Trade payables and other	54	35
Changes in other operating assets and liabilities:
Provisions	(4)	(9)
Income tax paid	(2)	(3)
Pension liabilities and other post-employment benefit obligations	(10)	(9)

Net cash flows from / (used in) operating activities	(47)	(38)

Cash flows used in investing activities
Purchases of property, plant and equipment	(23)	(32)
Proceeds from finance lease	2	2
Other investing activities	(2)	(1)

Net cash flows used in investing activities	(23)	(31)

Cash flows (used in) / from financing activities
Interests paid	(14)	(6)
Net cash flows (used in) / from factoring	—	7
Proceeds received from Term Loan	351	—
Repayment of Term Loan	(154)	—
Proceeds / Repayment of other loans	16	—
Payment of deferred financing costs	(8)	—
Distribution of share premium to owners of the Company	(103)	—
Other financing activities	5	(5)

Net cash flows (used in) / from financing activities	93	(4)

Net increase / (decrease) in cash and cash equivalents	23	(73)
Cash and cash equivalents—beginning of period	142	113
Effect of exchange rate changes on cash and cash equivalents	—	(1)

Cash and cash equivalents—end of period	165	39

*	Comparative financial statements have been restated following the application of IAS 19 revised.

CONSTELLIUM N.V.

RECONCILIATION OF NON-GAAP MEASURES

The following tables reconcile profit or loss for the period from continuing operations to Management Adjusted EBITDA and to Adjusted EBITDA for the periods presented:

	Quarter ended March 31,
(€ in millions)	2013	2012
Profit/(loss) for the period from continuing operations	(2)	55
Finance costs—net	25	9
Income tax	6	23
Share of profit from joint ventures	—	—
Depreciation and amortization	4	1
Expenses related to the acquisition and separation(a)	—	1
Restructuring costs(b)	2	1
Unrealized losses/(gains) on derivatives at fair value and exchange losses from the remeasurement of monetary assets and liabilities	32	(41)
Pension settlement and amendment(c)	—	8

Management Adjusted EBITDA	67	57

(a)	Represents expenses related to the acquisition by the company of the Alcan Engineered Aluminum Products business unit form affiliates of Rio Tinto (the “Acquisition”) and separation of the Company from Rio Tinto, its previous owner.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered the company’s employee benefit plans in Switzerland of €8 million.

	Quarter ended March 31,
	2013	2012
	(€ in millions)
Management Adjusted EBITDA	67	57
Favorable / (unfavorable) metal price lag(a)	2	1
Apollo management fee(b)	2	1
Exceptional employee bonuses in relation to cost savings and turnaround plans(c)	1	1
Other	1	1

Adjusted EBITDA	73	61

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in London Metal Exchange (“LME”) prices. This lag will, generally, increase our earnings and Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Adjusted EBITDA in times of declining primary aluminum prices. The calculation of our metal price lag adjustment is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.

(b)	Represents the Apollo management fee payable by us to an affiliate of Apollo Global Management, LLC, which was payable on an annual basis prior to the IPO, plus related expenses.
(c)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program.